D. E. Shaw Securities, L.L.C.

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40745

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **D. E. Shaw Securities, L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Two Manhattan West, 375 Ninth Avenue, 52nd Floor
(No. and Street)

New York   NY   10001
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Johnathan Catlett   212-478-0000   johnathan.catlett@deshaw.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West   New York   NY   10001
(Address)   (City)   (State)   (Zip Code)

10/20/2003   42
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johnathan Catlett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D. E. Shaw Securities, L.L.C. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Authorized Signatory

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered
Public Accounting Firm

To the Sole Member and Directors of
D. E. Shaw Securities, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company") as of December 31, 2025, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1



Supplemental Information

The accompanying information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, the Statement Regarding Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
New York, NY
February 20, 2026

D. E. Shaw Securities, L.L.C.
Statement of Financial Condition
December 31, 2025

(Expressed in United States dollars)

	(in thousands)
Assets	
Cash and cash equivalents	$ 1,042
Other asset	45
Total Assets	**$ 1,087**
Liabilities and Member's Capital	
Payable to affiliate	$ 74
Total Liabilities	**74**
Commitments and Contingencies	
Member's Capital	**1,013**
Total Liabilities and Member's Capital	**$ 1,087**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.
Statement of Operations
Year Ended December 31, 2025

(Expressed in United States dollars)

	(in thousands)
Revenues	
Interest income	$ 46
Total Revenues	**46**
Expenses	
Operating and other expenses	(802)
Total Expenses	**(802)**
Net Loss	$ **(756)**

The accompanying notes are an integral part of this statement.

Statement of Changes in Member's Capital
Year Ended December 31, 2025

(Expressed in United States dollars)

	(in thousands)
Member's Capital: January Opening Balance	**$ 1,269**
Capital contribution	500
Net loss	(756)
Member's Capital: December 31, 2025	**$ 1,013**

The accompanying notes are an integral part of this statement.

Statement of Cash Flows

Year Ended December 31, 2025

(Expressed in United States dollars)

	(in thousands)
Cash Flows from Operating Activities:	
Net loss	$ (756)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in operating assets and liabilities:	
Decrease in operating asset:	
Other asset	1
Increase in operating liability:	
Payable to affiliate	7
Net Cash Used for Operating Activities	**(748)**
Cash Flows from Financing Activities:	
Capital contribution	500
Net Cash Provided by Financing Activities	**500**
Net Decrease in Cash and Cash Equivalents	**(248)**
Cash and Cash Equivalents at the Beginning of the Year	**1,290**
Cash and Cash Equivalents at the End of the Year	**$ 1,042**

The accompanying notes are an integral part of this statement.

1. **Organization**

    D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company.
    D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

    The Company is a capital acquisition broker, registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), that acts as a placement agent for certain private investment funds in the D. E. Shaw group.

    Arcesium LLC, an affiliate of the Company, provides certain middle- and back-office technology and services for a variety of accounting functions with respect to the Company.

2. **Significant Accounting Policies**

    Basis of Presentation

    The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

    The financial statements of the Company are expressed in United States dollars.

    Substantially all of the Company's assets and liabilities are recorded at contracted amounts that approximate fair value.

    Nothing in these financial statements or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify or supersede any provisions of the operating documents of the Company.

    Use of Estimates

    The preparation of the financial statements may require management to use its judgment in making certain estimates. Due to the uncertainties inherent in any estimation process, it is expected that such estimates may differ from the amounts ultimately realized, and the differences may be material.

    Cash and Cash Equivalents

    The Company considers cash equivalents to be short-term, highly liquid investments that (a) are readily convertible into known amounts of cash, (b) are traded and held for cash management purposes, and (c) generally have original maturities of three months or less at the time of purchase. These may include money market funds, which are carried at fair value based on net asset value and are considered Level 1 in the fair value hierarchy. Money market funds held by the Company generally invest in U.S. government and agency securities and repurchase transactions on such securities. As of year-end, the

2. **Significant Accounting Policies (Continued)**

Cash and Cash Equivalents (Continued)

Company's cash and cash equivalents consist of U.S. money market funds, all of which are deposited with, or held by, HSBC. Interest income from cash and cash equivalents is recognized when earned.

Income Tax

The Company accounts for the effect of uncertain tax positions in its financial statements. The Company measures such tax positions against the more-likely-than-not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability and expense in the financial statements, though no liabilities or expenses, including interest and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions. U.S. federal, state, and local income taxes are not provided because the Manager reports the Company's taxable income or loss on its tax return.

Segment Reporting

The Company has a single operating segment for which the chief operating decision maker ("CODM") is the chief financial officer. The focus of the CODM is ensuring the Company complies with net capital requirements. As such, the CODM is regularly provided with a computation of net capital pursuant to uniform net capital Rule 15c3-1, which is used to make operating and capital management decisions.

3. **Related Party Transactions**

The Manager, either directly or through certain affiliates, provides substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services, and in accordance with the applicable operating documents, the Company directly and/or indirectly reimburses the Manager for the effect of bearing certain costs and expenses. The Company was charged $785,000 by the Manager for such costs and expenses. A significant majority of this amount was related to (a) securities licenses, (b) employee compensation, and (c) professional and consulting fees. Payable to affiliate represents amounts due to the Manager with respect to such charged amounts. Any such payables are due on demand. To the extent applicable, interest is charged

3. Related Party Transactions (Continued)

on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager.

The Company receives no compensation for its role in private placement services that it provides to certain private investment funds in the D. E. Shaw group.

4. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company is a capital acquisition broker and therefore has elected the basic net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness to net capital. As of year-end, the Company has net capital, calculated based on Rule 15c3-1 requirements, of approximately $947,000, which exceeds the minimum requirement by approximately $942,000.

The Company has claimed exemption from the provision of Rule 15c3-3 of the SEC, as the Company does not hold funds or securities for, or owe money or securities to, customers.

5. Commitments

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no pending claims exist under these indemnities, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

6. Subsequent Events

The Company has evaluated events subsequent to year-end through February 20, 2026, the date the financial statements were available to be issued, and there is nothing material to disclose.

D. E. Shaw Securities, L.L.C.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2025

(Expressed in United States dollars)

	(in thousands)
Member's Capital	$ 1,013
Non-allowable assets	(45)
Net capital before haircuts on securities positions	968
Haircut on money market funds	(21)
Net Capital	947
Minimum net capital requirement	(5)
Excess Net Capital	$ 942

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2025

The Company is exempt from the computation of reserve requirements and from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934.